June 6, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SKYX Platforms Corp. – Registration Statement on Form S-3

Ladies and Gentlemen,

Attached please find the Registration Statement on Form S-3 filed by SKYX Platforms Corp. (the “Company”) in connection with the secondary offering of shares by certain stockholders of the Company.

If you have any questions or comments regarding this filing, please call me at (330) 819-1221 or contact me via e-mail at Jurgita.Ashley@ThompsonHine.com. We would appreciate if you could please advise us once your review is completed.

Respectfully,

/s/ Jurgita Ashley
Jurgita Ashley

cc:	Rob Powell, General Counsel (SKYX Platforms Corp.) (Rob.Powell@skyiot.com)